Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005

Income (loss) from continuing operations before taxes	$129.4	$(517.2)	$183.0	$190.3	$185.9
Less undistributed earnings of equity method investments	(13.8)	(16.5)	(4.1)	(8.2)	(4.3)
Plus distributed earnings of equity method investments	21.3	3.5	6.2	0.3	—
Plus amortization of capitalized interest	0.8	0.8	0.6	0.5	0.3

	$137.7	$(529.4)	$185.7	$182.9	$181.9

Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	$55.2	$54.5	$55.3	$48.4	$48.5
Debt discount amortization	13.0	14.0	12.9	11.1	—
Floor plan interest expense	35.7	64.2	73.1	58.2	45.2
Capitalized interest	0.9	4.8	5.5	7.1	4.0
Interest factor in rental expense	54.5	52.8	49.6	43.2	34.8

Total fixed charges	$159.3	$190.3	$196.4	$168.0	$132.5

Less:
Capitalized interest	$0.9	$4.8	$5.5	$7.1	$4.0

Earnings	$296.1	$(343.9)	$376.6	$343.8	$310.4

Ratio of earnings to fixed charges	1.9	— (a)	1.9	2.0	2.3

(a)	In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $534.2 million due to a non-cash impairment charge of $643.5 million.